UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2023

Commission File Number: 001-41587

MultiMetaVerse Holdings Limited

Building D3, No. 718, Lingshi Road, Jingan District

Shanghai, China, 200072

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Notice of Transfer of Listing to The Nasdaq Capital Market

On October 6, 2023, MultiMetaVerse Holdings Limited (the “Company”) submitted an application to the Listing Qualifications Department of the Nasdaq Stock Market (“Nasdaq”) to transfer the listing of its class A ordinary shares and warrants from the Nasdaq Global Market to the Nasdaq Capital Market. On October 13, 2023, the Company received notice from Nasdaq that its application to transfer listing of its class A ordinary shares and warrants had been approved. The transfer will be effective at the opening of business on October 17, 2023. The class A ordinary shares and warrants of the Company will continue to trade under the symbol “MMV” and “MMVWW”, respectively.

The Nasdaq Capital Market is a continuous trading market that operates in the same manner as the Nasdaq Global Market. All companies listed on the Nasdaq Capital Market must meet certain financial requirements and adhere to Nasdaq’s corporate governance standards. The Company believes it is in compliance with all applicable criteria for continued listing on the Nasdaq Capital Market.

Forward-Looking Statements

Matters discussed in this report may constitute forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The words “believe,” “anticipate,” “intends,” “estimate,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this report are based upon various assumptions. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, the Company cannot assure you that it will achieve or accomplish these expectations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 16, 2023

MultiMetaVerse Holdings Limited

By:	/s/ Yiran Xu
Name:	Yiran Xu
Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated October 16, 2023

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